UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-149550

CheckFree Services Corporation 401(k) Plan

(Exact name of registrant as specified in its charter)

255 Fiserv Drive

Brookfield, Wisconsin 53045

(262) 879-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the CheckFree Services Corporation 401(k) Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, CheckFree Services Corporation 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 29, 2010	CheckFree Services Corporation 401(k) Plan

		By:	CheckFree Services Corporation, the administrator of the CheckFree Services Corporation 401(k) Plan

		By:	/s/ Thomas J. Hirsch
		Name:	Thomas J. Hirsch
		Title:	Executive Vice President and Chief Financial Officer